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                             May 30, 2024

       Marcus Glover
       Chief Financial Officer
       Bally's Corporation
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corporation
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-38850

       Dear Marcus Glover:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 43

   1. We note you have identified multiple factors that impact your operating results but it does not appear that you
have separately quantified each factor. For example purposes only, you state that gaming
revenue increased due to organic growth, recent acquisitions and a newly opened temporary
casino. When there are multiple factors impacting your operating results, please revise
your disclosures to separately quantify the impact from each factor.

       Notes to Consolidated Financial Statements
       10. Goodwill and Intangible Assets, page 87

   2. We note your disclosure of certain items that are valued on a recurring and non-recurring basis that have
utilized level 3 inputs. We note you have provided quantitative information about the significant
unobservable inputs for Sinclair Performance Warrants, however, it does not appear that
you have provided such quantitative information for other items (e.g.,
 Marcus Glover
Bally's Corporation
May 30, 2024
Page 2
         a trademark within the International Interactive segment resulting in impairment in 2023, contingent consideration) that you have identified as utilizing level 3 inputs. Please tell us how you determined it was unnecessary to disclose quantitative information about the significant unobservable inputs for such items in accordance with ASC 820-10-50-2(bbb).
3. Please clarify for us the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) for the three gaming licenses within the Casinos & Resorts segment that resulted in impairment during 2023 and the indefinite lived trademark within the International Interactive segment that resulted in impairment in 2022. Please tell us how you complied with ASC 820-10-50-
         2(b) or tell us how you determined the disclosure of the level is not necessary. To the extent such items were valued using level 3 inputs, please tell us how you determined it was unnecessary to disclose quantitative information about the significant unobservable inputs for such items in accordance with ASC 820-10-50-2(bbb).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameMarcus Glover                                 Sincerely,
Comapany NameBally's Corporation
                                                                Division of
Corporation Finance
May 30, 2024 Page 2                                             Office of Real
Estate & Construction
FirstName LastName